EARLYBIRDCAPITAL, INC.
366 Madison Avenue | 8th Floor
New York, NY 10017

November 16, 2017

VIA EDGAR

Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549
Attn: Amanda Ravitz

Re:
Big Rock Partners Acquisition Corp. (the "Company")

Registration Statement on Form S-1
(File No. 333-220947) (the "Registration Statement")

Dear Ms. Ravitz:

In accordance with the provisions of Rule 460 under the Securities Act of 1933, the undersigned, as representative of the underwriters of the proposed offering of securities of Big Rock Partners Acquisition Corp., hereby advises that copies of the Preliminary Prospectus, dated November 14, 2017, were distributed on or about November 14, 2017, as follows:

235 to individual investors;

108 to FINRA members (which included 28 prospective underwriters and selected dealers); and

49 to institutions.

The undersigned has been informed by the participating dealers that, in accordance with Rule 15c2-8 under the Securities Exchange Act of 1934, copies of the Preliminary Prospectus, dated November 14, 2017, have been distributed to all persons to whom it is expected that confirmations of sale will be sent; and we have likewise so distributed copies to all customers of ours. We have adequate equity to underwrite a “firm commitment” offering.

Very truly yours,

EARLYBIRDCAPITAL, INC.

By:	/s/ Steven Levine
Name:	Steven Levine
Title:	CEO